UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE
REPORT

DEERE & COMPANY

(Exact name of the registrant as specified in its charter)

Delaware	1-4121	36-2382580

(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One John Deere Place, Moline, Illinois	61265

(Address of principal executive offices)	(Zip code)

Todd E. Davies

Corporate Secretary

(309) 765-8000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 X                           Rule l3p-l under the Securities Exchange Act (l7 CFR 240.l3p-l) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01         Conflict Minerals Disclosure and Report

Deere & Company (Company) and its subsidiaries (collectively, John Deere) manufacture and distribute agriculture and turf and construction and forestry equipment and parts. For the period from January 1 to December 31, 2017 (Reporting Period), certain components and parts of John Deere’s products contained columbite-tantalite (coltan) (or its derivative tantalum), gold, wolframite (or its derivative tungsten) and/or cassiterite (or its derivative tin) (collectively, conflict minerals) necessary to the production or functionality of such equipment. The Company has conducted in good faith a reasonable country of origin inquiry that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) or are from recycled or scrap sources.

The Company’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 hereto and can be found on its website at http://www.JohnDeere.com/secfilings.

Item 1.02         Exhibit

The Company has filed, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01         Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01      Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of l934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DEERE & COMPANY

	By:	/s/ Jean H. Gilles
Jean H. Gilles
Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology & Engineering, and Global Supply Management & Logistics

Dated: May 25, 2018